Exhibit 3.3

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Filed in the office of	Document Number
/s/ Barbara K. Cegavske	20180391101-86
Barbara K. Cegavske	Filing Dale and Time
Secretary of State	09/04/2018 12:37 PM
State of Nevada	Entity Number
E0640062009-3

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Arista Financial Corp.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Series A Super Voting Preferred Stock.

Please see attached certificate of designations for the designations, preferences, limitations and relative rights of the Series A Super Voting Preferred Stock.

3. Effective date of filing: (optional)
(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

/s/ Paul Patrizio
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Stock Designation

Revised: 1-5-15

ARISTA FINANCIAL CORP.
CERTIFICATE OF DESIGNATIONS
ESTABLISHING THE DESIGNATIONS, PREFERENCES,
LIMITATIONS AND RELATIVE RIGHTS OF ITS
SERIES A SUPER VOTING PREFERRED STOCK

On behalf of Arista Financial Corp., a Nevada Corporation (the “Corporation”), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the “Board”).

RESOLVED, that pursuant to the authority granted to and vested in the Board by the provisions of the Articles of Incorporation of the Corporation (the “Articles of Incorporation”) and the provisions of Section 18.315 of the Nevada Revised Statutes, there hereby is created, out of the shares of preferred stock, par value $0.0001 per share, of the Corporation authorized by the Articles of Incorporation, Series A Super Voting Preferred Stock, consisting of 51 shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications.

SECTION 1. DESIGNATION OF SERIES. The shares of such series shall be designated as the “Series A Super Voting Preferred Stock” (the “Series A Preferred Stock”) and the number of shares initially constituting such series shall be 51 shares.

SECTION 2. DIVIDENDS. The holders of the Series A Preferred Stock shall not be entitled to receive dividends paid on the Corporation’s common stock.

SECTION 3. LIQUIDATION PREFERENCE. The holders of the Series A Preferred Stock shall not be entitled to any liquidation preference.

SECTION 4. VOTING. The holders of the Series A Preferred Stock will have the shareholder voting rights as described in this Section 4 or as required by law on all matters upon which stockholders are entitled to vote. For so long as any shares of the Series A Preferred Stock remain issued and outstanding, the holders thereof shall have the right to vote, in an amount equal to fifty-one percent (51%) of the total votes of all of the outstanding common and preferred stock of the Corporation entitled to vote.

Accordingly, each one (1) share of the Series A Preferred Stock shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding Common Stock and Preferred Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator. For the avoidance of doubt, if the total issued and outstanding Common Stock and Preferred Stock eligible to vote at the time of the respective vote is 5,000,000, the voting rights of one share of the Series A Preferred Stock shall be equal to 102,036 (e.g. ((0.019607 x 5,000,000) / 0.49) — (0.019607 x 5,000,000) = 102,036). The Numerator shall be appropriately adjusted for any changes in the number of shares of Series A Preferred Stock then outstanding.

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With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Series A Preferred Stock shall vote together with the holders of Common Stock and Preferred Stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Corporation’s Articles of Incorporation or by-laws.

SECTION 5. CONVERSION RIGHTS. The shares of the Series A Preferred Stock shall have no conversion rights.

SECTION 6. REDEMPTION RIGHTS. The holders of a majority of the outstanding shares of the Series A Preferred Stock may require the Corporation to redeem all of the outstanding shares of Series A Preferred Stock at any time at a redemption price of $1,000 per share. In addition, the shares of the Series A Preferred Stock shall be automatically, and without required action by the Corporation or the holders thereof, redeemed by the Corporation at $1,000 per share on the date that Paul Patrizio ceases, for any reason, to serve as officer, director or consultant of the Corporation, it being understood that if Mr. Patrizio continues without interruption to serve thereafter in one or more capacities as officer, director or consultant of the Corporation this shall not be considered a cessation of service.

SECTION 7. NOTICES. Any notices required hereby to be given to the holders of shares of the Series A Preferred Stock shall be deemed if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation.

SECTION 8. MISCELLANEOUS.

a) The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

b) Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

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c) Except as may otherwise be required by law, the share of the Series A Preferred Stock shall not have any powers, designations, preferences or other special rights other than those specifically set forth in this Certificate of Designation.

d) So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without first obtaining the unanimous written consent of the holders of Series A Preferred Stock, alter or change the rights, preferences or privileges of the Series A Preferred so as to affect adversely the holders of Series A Preferred Stock.

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Corporation on this 28th day of August, 2018.

ARISTA FINANCIAL CORP.

/s/ Paul Patrizio
Paul Patrizio
Chief Executive Officer

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